EXHIBIT 3.1

CERTIFICATE OF FORMATION

OF

VAULT MERGER SUB, LLC

This CERTIFICATE of FORMATION of Vault Merger Sub, LLC, dated as of April 26, 2016 is being duly executed and filed by Sebastian L. Fain, as an authorized person of Vault Merger Sub, LLC, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq.).

FIRST.  The name of the limited liability company formed hereby is:

VAULT MERGER SUB, LLC

SECOND.  The address of the registered office of Vault Merger Sub, LLC in the State of Delaware is: 1209 Orange Street, in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

By:	/s/ Sebastian L. Fain
	Name:	Sebastian L. Fain, Esq.
	Title:	Authorized Person